Technology Holdings North America Inc. D.B.A "VAMA"

Regulation Crowdfunding Form C-AR Annual Report

April 30, 2026

TABLE OF CONTENTS

About this Form C-AR

Technology Holdings North America Inc. ("Technology Holdings North America," "VAMA," or the "Company"), having offered and sold securities in reliance of 15 U.S.C. 77d(a)(6) and in accordance with 15 U.S.C. 77d–1 and Regulation Crowdfunding, is required to make this annual report (the "Form C-AR," or the "Annual Report") to disclose certain updates about the Company.

Form C-AR Summary

The Company

Company	Technology Holdings North America Inc.
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Organization	May 20, 2022
Physical Address	100 Wilshire Blvd Suite 700 Santa Monica, CA 90401
Company Website	https://www.vama.com
Number of Employees	15 (12 directly employed by the Company, and 3 employed by a subsidiary of the Company)
Fiscal Year End	December 31

Directors and Officers of the Company

Director and Officer

Name	Carlos Cruz
Current Position and Title	Director and Chief Executive Officer ("CEO") of the Company
Responsibilities	Conducting and managing the business affairs of the Company

Dates of Service	May 2022 to Present
Principal Occupation	Software developer and serial entrepreneur who serves as chief executive officer at multiple companies

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Technology Holdings North America Inc.	CEO	Developing an application allowing users to communicate via encrypted communications; responsibilities held include managing the business affairs of the company.	May 2022 to Present
Attix Inc.	CEO	Marketing and back-end office services; responsibilities held include managing the day-to-day operations of the company.	October 2020 to Present
Attix Apac Pte Ltd (formerly Technology Services Group Singapore "TSGS")	Executive Chairman	Product development and back-end office services; responsibilities held include managing the operations of the company.	November 2022 to Present
TA Fintech Inc.	CEO	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data; responsibilities held include managing the business affairs of the Company.	June 2025 to Present
Vittori Inc.	CEO	Developing the Vittori Supercar vehicle; responsibilities held include managing the business affairs of the company.	September 2024 to Present

Name	Patrick McErlean

Current Position and Title	Chief Technology Officer ("CTO")
Responsibilities	Managing the Company's data infrastructure and technological architecture
Dates of Service	May 2022 to Present
Principal Occupation	Chief Technology Officer at Attix Inc.

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Technology Holdings North America Inc.	CTO	Developing an application allowing users to communicate via encrypted communications; responsibilities held include managing the Company's data infrastructure and technological architecture.	May 2022 to Present
Attix Inc.	CTO	Marketing and back-end office services; responsibilities held include managing the Company's data infrastructure and technological architecture.	October 2021 to Present
TA Fintech Inc.	CTO	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data; responsibilities held include managing the Company's data infrastructure and technological architecture.	October 2021 to Present

Key Personnel

Name	Bryan Nguyen
Current Position and Title	Head of Engineering

Responsibilities	Designing and building the architecture and framework for the Company's product.
Dates of Service	2022 to Present
Principal Occupation	Head of Engineering of the Company

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Technology Holdings North America Inc.	Head of Engineering	Developing an application allowing users to communicate via encrypted communications; responsibilities held include designing and building the architecture and framework for the Company's product.	May 2022 to Present

Biographical Information

CARLOS CRUZ

Carlos Cruz is an accomplished international entrepreneur with a track record of leading multi-million-dollar companies, including as CEO of TA Fintech Inc., Vittori Inc., and the Attix Inc. He focuses on building scalable products, tightening operations, and aligning teams around clear, measurable outcomes. A master of operations, multi-channel product distribution, and marketing, Carlos has a proven ability to increase sales, grow bottom lines, and spearhead operational improvements that drive productivity and reduce costs. With a keen eye for detail and a pragmatic approach, Carlos thrives in dynamic, demanding environments. Carlos's exceptional communication skills and strong negotiation abilities have been essential in negotiations with vendors and other software developers. Carlos is responsible for leading operations and strategic direction with full responsibility for bottom-line factors, including long-range planning and global product management.

PATRICK MCERLEAN

Patrick McErlean is an experienced technology leader with a background in software engineering and product development. He has led technical teams in building and scaling platforms across fintech and data-driven businesses. Patrick holds a degree in Computer Science with a minor in Mathematics and Statistics from The College of New Jersey. He brings strong technical and strategic insight to the Company's board and operations.

BRYAN NGUYEN

Bryan is the Head of Engineering for the Company. He is a driven and self-motivated software engineer. With a passion for researching and implementing cutting-edge technologies, Bryan has experience in developing, testing, and maintaining enterprise software applications for several top-tier companies. As Head of Engineering at the Company, Bryan led a team of engineers to launch a chat framework, feed, and payment system. He researched and architected the technology stack for both the backend and frontend and built the iOS platform hands-on, using cutting-edge architecture and frameworks. As a Senior Software Engineer at Soothe, Bryan led a team of four iOS engineers to enhance the Soothe for Providers and Soothe Client apps, building and launching multiple innovative services to increase monthly revenue from $5 to $8 million dollars. He also refactored and architected the iOS codebase from MVC to MVVM with coordinators, improving stability for both apps. Bryan's extensive technical expertise in several programming languages, including Swift, Objective-C, GraphQL, REST, React, C, C++, Java, and Python, make him a versatile engineer who can take on a wide range of projects. He is also experienced in deploying and maintaining AWS Cloud Services. Bryan is a skilled problem-solver with a passion for innovation and exploring new possibilities. His research and implementation of cutting-edge technologies demonstrate his ability to stay ahead of the curve.

Principal Security Holders of the Company

NAME OF OWNER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER
Carlos Cruz	497,252,550 shares of Class A Voting common stock	100%

Business of the Company

Business Summary

Technology Holdings North America Inc. (the "Company," or, as it is also known, "VAMA") is a corporation, first incorporated under the laws of the state of Delaware on May 20, 2022.

VAMA is a financial technology company developing an integrated platform that combines instant payments with secure messaging to create the first social-financial application. The Company seeks to eliminate the need for users to toggle between multiple applications by embedding protected payment functionality directly within conversational interfaces. While VAMA's messaging, voice, and video features are currently operational, its transaction layer remains in limited testing among a restricted group of users in the United States pending full deployment.

VAMA is in the process of establishing a partnership with a licensed U.S. financial institution to support regulatory-compliant digital transaction processing. Upon completion, this relationship is expected to enable the Company to activate its peer-to-peer payment capabilities and, subject to licensing requirements, expand into additional markets in Latin America and Asia. The Company's broader objective is to allow individuals to communicate and conduct financial activity within a single system interaction.

The mobile application is designed to prioritize user friendliness, secure engagement, and broad accessibility. VAMA's unified framework aims to allow users to correspond, share media, and perform protected financial operations—including transferring funds—within one application environment. Looking forward, the Company may also incorporate additional capabilities such as international payments, multi-currency balances, foreign-exchange functionality, and AI-supported tools for onboarding, expense coordination, and contextual assistance. Together, these planned enhancements reflect VAMA's intention to streamline communication and financial connectivity for digitally native users.

The Company also holds full ownership of its Singapore subsidiary, Vama Int Pte. Ltd., which operates as a wholly-owned entity.

The Company is located at 100 Wilshire Boulevard, Suite 700, Santa Monica, CA 90401. The Company's website is https://vama.com.

Mission & Innovation

VAMA's mission is to unify communication and financial activity within a single, secure, and intuitive mobile application. By integrating payments directly inside its messaging interface, VAMA aims to eliminate friction for users who would otherwise switch between multiple applications to communicate, send funds, and manage day-to-day financial tasks. The platform is being built with strong encryption and security controls designed to safeguard user data, privacy, and the integrity of communications and transactions.

Current Stage & Roadmap

The VAMA application is currently available on iOS and Android, offering secure messaging, voice calls, and video communications. The Company is finalizing integrations with a licensed financial institution to enable peer-to-peer payments; this functionality is presently accessible to a limited U.S. user group for testing. No revenue is generated from messaging-only usage.

VAMA's long-term innovation strategy centers on building infrastructure that enables the platform to participate economically whenever funds enter, move within, or exit the ecosystem, and—where permitted—through data-supported financial services such as foreign exchange, settlement speed, and limited credit products. Additional planned enhancements may include international payments, multi-currency balances, debit card programs, and AI-supported tools for onboarding, expense sharing, and contextual assistance. Over time, VAMA may also explore making its payment and messaging rails available to third parties through APIs or white-label solutions. These initiatives represent planned directions of development and are not guarantees of future results.

Products & Services

VAMA's core product is a mobile application that allows users to communicate, coordinate, and — subject to regulatory and banking integrations — conduct financial transactions within the same conversational interface. The platform is built around a personal AI agent embedded directly inside messaging, designed to assist users across a range of coordination and communication tasks without leaving the conversation. All suggested actions are subject to explicit user review and confirmation before being carried out.

The Company is also developing infrastructure to support enterprise deployments, allowing organizations to deploy AI agents trained on their own internal data directly inside team communication workflows. This is intended to give employees faster access to company knowledge at the point of need, without switching between systems. These capabilities represent planned directions of development and are not guarantees of future results.

As part of its platform strategy, the Company intends to introduce a developer marketplace through which third-party builders may publish and monetize specialized AI agents within the VAMA environment. This would expand platform utility beyond internally developed capabilities and create an additional revenue layer through participation fees. These initiatives remain subject to further development and are not guarantees of future results.

The Company's planned financial functionality is designed to support a range of payment activity, including peer-to-peer transfers, wallet-based transactions, and cross-border remittances. Additional capabilities may include multi-currency balances, foreign exchange functionality, and AI-assisted expense coordination. All payment features remain subject to regulatory requirements, licensing conditions, and technical considerations.

All product and service descriptions reflect current development plans and may evolve based on regulatory requirements, market conditions, and technical considerations.

Competition

The markets in which the Company operates are highly competitive and rapidly evolving. VAMA competes with a wide range of large, well-funded, and established technology and financial service providers, as well as emerging startups across communication, digital payments, and artificial intelligence.

On the messaging and communication side, VAMA competes with established global applications including Apple iMessage, Signal, Telegram, WhatsApp, Messenger, Viber, Snapchat, and Discord. These platforms benefit from significant installed user bases and are often integrated directly into major operating systems or social media ecosystems. Competitors in this category emphasize security, end-to-end encryption, and distinct user experience features, and are generally offered at no cost to the user.

On the payments side, VAMA competes with specialized financial applications including Venmo, Cash App, PayPal, Apple Cash, and Zelle. These competitors operate on mature financial infrastructures and benefit from strong regulatory coverage, established brand trust, and existing network effects.

On the AI side, VAMA competes with AI assistant and agent platforms including ChatGPT, Google Gemini, and similar products. These platforms are strong in individual task assistance and information retrieval but operate primarily as standalone destination products outside of social communication environments.

Unlike existing competitors, which are generally built to serve one primary function, VAMA is developing a platform intended to bring communication, AI-assisted coordination, and embedded financial activity together within a single environment. The Company's messaging and AI features are currently live, with payment functionality in limited testing. Upon full deployment, the platform is intended to allow users to communicate, coordinate, and transact within conversations. All competitive assessments reflect current market conditions and may change as the industry evolves.

Intellectual Property

The Company currently maintains no formal patent or trademark registrations. The Company has plans to register its wordmark, logomark and composite mark. The Company maintains contractual agreements with its vendors and development partners, including related party service providers, that assign to the Company ownership of all intellectual property created in connection with services performed for the Company, including software code, application designs, user interfaces, algorithms, technical documentation, and related work product. However, the Company has not conducted a comprehensive audit to verify that all such agreements contain adequate intellectual property assignment provisions, that all work product has been properly transferred to the Company, or that no third-party intellectual property has been incorporated into the Company's platform without proper licenses. The enforceability of these ownership provisions may be subject to challenge, and the Company cannot guarantee that disputes will not arise regarding ownership of intellectual property created by vendors or contractors.

Risk Factors

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

An investment in the company involves significant risk and is suitable only for persons who are capable of bearing the risks, including the risk of loss of a substantial part or all of their investment. Careful consideration of the following risk factors, as well as other information in this Offering Memorandum is advisable prior to investing. Prospective investors should read all sections of this Offering Memorandum and are strongly urged and expected to consult their own legal and financial advisers before investing in the shares. The information in this Offering Memorandum including the company's business plan contains both historical and forward-looking statements. Please be advised that the company's actual financial condition, operating results, and business performance may differ materially from that estimated by the company in forward-looking statements. The company has attempted to identify, in context, certain of the factors that it currently believes could cause actual future results to differ from the company's current expectations. The differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, competitors (including the entry of new competitors), inadequate capital, unexpected costs, lower revenues and net income than anticipated, fluctuation and volatility of the company's operating results and financial condition, inability to carry out marketing and sales plans, loss of key executives or other personnel, and other risks that may or may not be referred to in these risk factors.

Investing in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Shares should only be undertaken by individuals with sufficient financial resources to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risk factors, in addition to the other information listed in this Offering Memorandum. The following risk factors are not intended to be a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Relating to Investment in and Ownership of the Company Generally

THE COMPANY IS DEPENDENT ON THIRD-PARTY VENDORS

The Company is dependent on third-party vendors. The Company relies on external service providers to fulfill contractual commitments to clients and maintain operational functions. The Company's capacity to satisfy client obligations could be negatively impacted should these suppliers fail to deliver contracted services that meet client specifications within required timeframes and at reasonable costs. Similarly, service quality may suffer when organizations handling delegated responsibilities fail to perform according to the Company's standards and client expectations. These external providers may struggle to rapidly restore operations following natural catastrophes and other uncontrollable circumstances, and they face additional vulnerabilities including financial difficulties that could constrain their operational capabilities.

TECHNOLOGY AND CYBERSECURITY RISK

The Company handles sensitive data and is exposed to risks of system outages, data breaches, and cyber attacks. Any compromise of user information could result in regulatory penalties, reputational harm, and financial losses.

THE COMPANY WILL NOT GENERATE WORKING CAPITAL UNTIL (AND IF) IT MAKES A PROFIT

The Company is expected to run at a loss for an extended period of time, which may be shorter or longer based on sales, the market, and cost management performance. In the interim prior to profitability, losses and cost overruns could cause the Company to exhaust its capital reserves and be forced to raise additional capital through an equity offering or financing, which, depending on market conditions and other factors beyond the Company's control, may not be feasible.

THE COMPANY'S ACTIVITIES ARE SUBJECT TO EXTENSIVE FEDERAL AND STATE REGULATION IN THE UNITED STATES AS WELL AS INTERNATIONALLY

VAMA plans to facilitate peer-to-peer payment services through a licensed U.S. financial institution, which enables the Company to offer compliant, secure, and FDIC-insured custodial accounts for U.S. users while developing its own payment infrastructure and compliance systems. However, the Company intends to apply for its own money-transmitter licenses in select U.S. states to operate under a direct licensing model. The licensing process is complex, varies significantly across jurisdictions, can be lengthy, and is subject to regulatory discretion and uncertainty. There can be no assurance that VAMA will obtain all or any such licenses, which could adversely affect its ability to operate or expand within those states.

Internationally, VAMA seeks direct regulatory approvals in jurisdictions where it plans to operate independently. While the Company has completed its registration of the Superintendency of Banks Of Guatemala as of September 2025 and is advancing toward approval in Mexico, there is no guarantee that necessary approvals will be obtained in other jurisdictions under review.

Further, VAMA's banking and payment activities remain subject to ongoing and evolving requirements under the Bank Secrecy Act (BSA), Anti-Money Laundering (AML) standards, Know-Your-Customer (KYC) obligations, and other applicable U.S. and international regulatory frameworks. Changes to these regulations could impose additional compliance burdens or restrict operations. The Company continuously monitors regulatory developments but may need to modify its business practices to ensure compliance, which could result in increased costs or operational delays. Failure to adequately comply with these requirements could lead to regulatory sanctions, reputational damage, and financial losses.

THE AVAILABILITY OF ADDITIONAL WORKING CAPITAL IS UNCERTAIN

The Company believes that the proceeds from the Offering will allow the Company to implement its proposed business plan and to satisfy its expected cash requirement for the expected duration and expense of the restructuring and pursuit of profitability (36 months). However, the Company's continued operations thereafter will be dependent on the availability of operating income or additional capital. In the event there is insufficient cash flow from operations, the Company may be required to obtain additional financing. There can be no assurance that such financing will be available, or, if available, the financing will be on terms satisfactory to the Company. If financing is needed, but is not available, the Company may not be able to operate successfully, and any investment made in it may be lost.

Projected returns and success of the Company are based upon assumptions that may not be correct. Financial projections are uncertain and are highly speculative, as they are often dependent on achieving sales projections, continued market acceptance, cost management, achievement of profitability, product performance, competitive products, and many more variables. Projections are based upon a great number of variables, estimates, and judgments on matters over which the Company will have no control. Discussion of sales and profitability projections are highly subjective, thus projections are principally intended for use as future aspirational goals, and are not intended, and should not be taken, as assurances that the projected results will be obtained by the Company.

Risks Relating to Private Offering and Lack of Liquidity

FORWARD-LOOKING STATEMENTS

Forward-looking statements prepared by the Company have not been reviewed, analyzed, or otherwise passed upon by the Company's legal counsel or accounting firm. Such "forward-looking" statements are based on various assumptions of the Company, which assumptions may not prove to be correct. Accordingly, there can be no assurance that such assumptions and statements will accurately predict future events or the Company's actual performance. In addition, any projections and statements, written or oral, which do not conform to those contained in this Form C-AR should be disregarded. No representation or warranty can be given that the estimates, opinions, or assumptions made herein will prove to be accurate. Any projections and forward-looking statements included in this

Form C-AR and all other materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the information and risks disclosed in this Memorandum. Actual results for any period may or may not approximate such forward-looking statements. No representations or warranties whatsoever are made by the Company, its affiliates, or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares.

OFFERING NOT REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR STATE SECURITIES AUTHORITIES

Offerings of the Shares of the Company have not been registered with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act or the securities agency of any state and have been offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to Eligible Investors meeting the suitability requirements set forth therein.

PRIVATE OFFERING EXEMPTION

The Shares of the Company have been offered and sold to Eligible Investors in reliance upon one or more exemptions from registration provided in the Securities Act and state securities laws for private offerings. If the Company should fail to comply with the requirements of such exemptions, the Investors may have the right, if they so desire, to rescind their purchase of the Shares. It is possible that one or more Investors seeking rescission would succeed. If several Investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, would adversely affect the investment in the Shares by the remaining Investors.

POSSIBLE LEGISLATIVE OR OTHER DEVELOPMENTS

All statements contained herein concerning the U.S. federal income tax consequences of an investment in the Company general interpretations and not considered conclusory. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service ("IRS") and the U.S. Department of Treasury, resulting in revisions of resolutions and revised interpretations of established concepts as well as statutory changes. Therefore, no assurance can be given that the currently anticipated income tax treatment of an investment in the Company will not be modified by legislative, judicial, or administrative changes, possibly with retroactive effect, to the detriment of the Investors.

POTENTIAL IRS AUDITS

The Company's federal tax returns may be audited by the IRS. Such audit may result in the challenge and disallowance of some of the deductions claimed in such returns. No assurance or warranty of any kind can be made with respect to the deductibility of any such items in the event of either an audit or any litigation resulting from an audit. The Company has not been structured as, nor is it intended to be operated as, a "tax shelter." Tax and audit risks in Canada may be impactful, Canadian Investors are recommended to consult their tax advisors.

REGULATORY RISKS: REGULATIONS UNDER THE 1940 ACT

The Company's operations are similar to an investment company as defined under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company will not be required to register under the 1940 Act due to an exemption from registration. Accordingly, the provisions and extensive regulations of the 1940 Act, which might otherwise govern the activities of the Company, will not be applicable. The Company has not attempted to advise Eligible Investors with respect to all of the tax and legal risks or consequences of an investment in the Company. Accordingly, Eligible Investors are encouraged to consult with their tax and legal advisors regarding potential tax and legal issues.

ILLIQUID INVESTMENTS

Because of the limitations on transfers and withdrawals and the fact that Shares are not tradable, an investment in the Company is relatively illiquid and involves a high degree of risk. A subscription for Shares should be considered only by investors who have the financial capability to maintain their investment and who can afford to lose all or a substantial part of such investment.

NO MANAGEMENT PARTICIPATION

Shareholders do not participate in the management of the Company or in the conduct of its business. Moreover, Shareholders have no right to influence the management of the Company, whether by voting, withdrawing, removing, or replacing the CEO, Directors, or otherwise.

NO PUBLIC MARKET

Shares are not listed on a public or private exchange, and they may never be listed. Therefore, there is currently no public market for the Company's securities and there may never be a public market for them.

NO DIVIDENDS PLANNED

The Company does not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on Shares will depend on earnings, financial condition, and other business and economic factors affecting it at such time as the board of directors may consider relevant. The current intention is to apply net earnings, if any, in the foreseeable future to increasing the capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to pay dividends to the holders of Shares, and in any event, a decision to pay dividends is at the sole discretion of the Board of Directors. If dividends are distributed, the Shares may be less valuable because a return on investment will only occur if its share price appreciates.

DILUTION

The issuance of additional shares of stock, or options or warrants to purchase those shares, would dilute proportionate ownership and voting rights of current shareholders. The Company is entitled under the Articles of Incorporation to issue up to 800,000,000 shares of stock. It is likely that the Company will be required to issue a large amount of additional securities to raise capital to further the development. It is also likely that the Company will issue a large amount of additional securities to directors, officers, employees, and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under the Company's stock plans. There is no assurance that the Company will not issue additional shares of stock, or options or warrants to purchase those shares, under circumstances the Company may deem appropriate at the time.

RESTRICTED SHARES

Given that the Company is not mandated to file reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares might be unable to sell their shares on the open market due to potential inapplicability of Rule 144 exemptions.

STOCK OPTION POOL

The Company has established or may establish an employee stock option pool that reserves a portion of authorized shares for issuance to employees, directors, consultants, and other service providers as equity compensation, creating immediate dilution risk for current shareholders as the reserved shares are typically included in fully diluted share calculations even before they are actually granted or exercised. The size of the option pool may need to be increased in future financing rounds or as the Company grows and requires additional personnel, resulting in further dilution to existing shareholders, while the actual dilution impact remains uncertain and will depend on the Company's hiring plans, compensation strategies, and the terms of future equity awards, which are largely within management's discretion. As the Company scales operations and competes for qualified talent in a competitive market, substantial portions of the option pool may be granted to new employees and service providers, potentially resulting in significant dilution that exceeds current shareholder expectations, and if the Company's stock price does not appreciate as anticipated, the effectiveness of stock options as a compensation and retention tool may be diminished, potentially forcing the Company to grant larger numbers of options or provide additional cash compensation, either of which could adversely affect shareholder value. The Company's board of directors has broad discretion in determining the size of the option pool, the timing and terms of grants, and the recipients of equity awards, and such decisions may not align with the interests of existing shareholders.

Risks Relating to the Industry Generally

UNFAVORABLE ECONOMIC CONDITIONS

Results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. An economic downturn defined as a recession lasting for a period of six months or more, or a financial crisis similar in scale and impact to the 2008 global financial crisis, could result in a variety of risks to the business, including the ability to raise additional capital when needed on acceptable terms, if at all. Any of the foregoing could harm the business. It is impossible to anticipate all of the ways in which the economic climate and financial market conditions could adversely affect the business.

INDUSTRY DOWNTURN

Business could be adversely affected by a downturn in the financial services industry. The Company is dependent upon the continued demand for the distribution of business and financial information over the Internet, making the business susceptible to a downturn in the financial services industry. For instance, a downturn could lead to reduced demand for the Company's products, as companies and individuals may cut back on spending in response to economic uncertainty. This downturn could have a material adverse effect on the business, results of operations and financial condition.

MARKET ENHANCEMENTS

Future enhancements to the analysis of market and trading information may erode demand for services. As financial information becomes more transparent, future success will depend on the Company's ability to upgrade software to deliver better products and services than what the customer could get on their own. If the Company is unable to do so, the business, results of operations, and financial condition would be materially adversely affected.

RISK OF AI INDUSTRY

The Company operates within the rapidly evolving artificial intelligence industry, which presents significant technological, regulatory, and competitive risks that could materially adversely affect business operations, financial condition, and results of operations. The AI industry is characterized by accelerated technological advancement where algorithmic innovations and machine learning methodologies can quickly render existing technologies obsolete, requiring substantial ongoing investment to maintain competitive positioning against well-capitalized technology giants, established financial institutions, and emerging fintech companies with superior resources for AI research and development. Regulatory uncertainty surrounding AI applications in financial markets poses considerable compliance risks as government agencies continue developing oversight frameworks that could restrict deployment capabilities, require costly modifications, or impose operational limitations, while evolving data privacy regulations may limit access to datasets essential for training AI models. The Company's AI-driven market analysis algorithms depend heavily on data quality and may exhibit unpredictable behavior during market conditions that differ from historical training data, potentially causing performance degradation, inaccurate predictions, or algorithmic bias that could damage reputation and lead to customer attrition. Additionally, the Company's dependence on specialized AI talent creates vulnerability to key personnel departures and recruitment difficulties in an extremely competitive market for AI expertise, while increasing pressure for algorithmic transparency and explainability may require revealing proprietary methodologies to competitors or implementing costly compliance measures that could compromise competitive advantages.

EXTREME COMPETITION

TA Fintech will be competing in the future against other companies, some of which have longer operating histories, more established products, or greater resources at their disposal which may prevent the Company from achieving increased market penetration and improved operating results.

The financial technology industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Current FinTech competitors have historically dedicated and will continue to dedicate significant resources to promoting their products or developing new products or methods. Other emerging businesses may be in the early stages of developing products and services similar to TA Fintech. While some competitors may currently have advantages in certain areas, the Company is continuously innovating and strategizing to compete effectively and gain market share.

Risks Related to the Company Generally

BUSINESS PROJECTIONS ARE ONLY PROJECTIONS

The Company cannot guarantee that it will meet its projections due to potential factors such as market volatility, regulatory changes, or competitive pressures. It is uncertain whether the Company will be able to find sufficient demand for its products and services, whether people will consider it a better option than competing products, or whether it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

ABSENSE OF INDEPENDENT BOARD OF DIRECTORS

The Company's board of directors consists solely of Carlos Cruz, the founder and majority shareholder, with no independent directors. The absence of independent directors creates significant corporate governance risks and eliminates important checks and balances that would ordinarily protect minority shareholders' interests. Independent directors typically provide objective oversight of management decisions, evaluate potential conflicts of interest, review related party transactions, oversee executive compensation, and ensure that corporate actions serve the interests of all shareholders rather than solely management or controlling shareholders. Without independent directors, the Company lacks these critical governance mechanisms, and all corporate decisions—including matters involving potential conflicts of interest, related party transactions, executive compensation, dividend policy, capital allocation, acquisition or disposition of assets, and future financing terms—are made exclusively by the founder without independent review or approval. This governance structure provides no protection to minority shareholders if management decisions favor the interests of the controlling shareholder over those of other investors. The Company has no plans to appoint independent directors, and the controlling shareholder's voting power makes it impossible for minority shareholders to compel the appointment of independent directors or implement other governance reforms. This lack of independent oversight increases the risk that corporate resources may be deployed in ways that do not maximize value for all shareholders, that related party transactions may not be conducted on arm's length terms, and that minority shareholders will have no recourse if they disagree with management decisions or believe that their interests are not being adequately protected.

LIMITED TRANSFERABILITY OF SECURITIES

Any Shares purchased through this Offering is subject to SEC limitations on transfer. This means that the Shares purchased cannot be resold for a period of one year, except under certain conditions. An investment in this offering could be illiquid for a long time, and investors should be prepared to hold it for several years or longer.

INSUFFICIENT CAPITAL AND ADDITIONAL FUNDRAISING

Insufficient Capital and Additional Fundraising. The Company may not have enough capital as needed and may be required to raise more capital. Management anticipates needing access to credit in order to support working capital requirements as the Company grows. If the Company cannot obtain credit when needed, it could be forced to raise additional equity capital, modify growth plans, or take some other action. Issuing more equity may require bringing on additional investors, which could result in dilution and decreased ownership percentage for existing investors.

TERMS OF SUBSEQUENT FINANCINGS

The Company will likely need to engage in other equity, debt, or preferred stock financings in the future, which may reduce the value of an investment in this Offering. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of the investment in this Offering, and possibly a lower purchase price per share.

PRODUCTS IN PROTOTYPE PHASE

Some of the Company's products are still in the prototype phase and might never become operational products. While there is a risk that some products may not become operational or be used, the Company is committed to diligent research, development, and adaptation. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

MINORITY HOLDER; SECURITIES WITH NO VOTING RIGHTS

The security type that investors have been offered is Class B Non-Voting Common Stock, which has no voting rights attached. As holders of non-voting securities, investors will have no ability to participate in corporate governance or influence management decisions. Investors will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Investors are trusting entirely in management discretion in making good business decisions without any voting mechanism to express approval or disapproval of such decisions. The lack of voting rights means that in subject to shareholder approval, leaving all such decisions to the holders of voting securities.

ROLLING CLOSINGS

Offerings of the Company involve "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. If such changes happen during the course of this Offering, this Offering Memorandum will be amended. Investors whose subscriptions have already been accepted will be notified of any changes and will have the right to reconsider their investment in light of the new terms.

NEW PRODUCT SALES PROJECTIONS

Growth projections are based on an assumption that with an increased advertising and marketing budget, the Company's products will be able to gain traction in the marketplace at a faster rate than current products have. It is possible that new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the investment.

ABSENCE OF PROFESSIONAL OPINION

There have been no professional opinions concerning the value of the Shares, the value of the assets of the Company, the net worth of the Company, the projected financial information or other matters related to this Offering.

DIFFICULTIES IN RAISING CAPITAL

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

THIRD-PARTY VENDORS

The Company relies on external service providers to fulfill contractual commitments to clients and maintain operational functions. The Company's capacity to satisfy client obligations could be negatively impacted should these suppliers fail to deliver contracted services that meet client specifications within required timeframes and at reasonable costs. Similarly, service quality may suffer when organizations handling delegated responsibilities fail to perform according to the Company's standards and client expectations. These external providers may struggle to rapidly restore operations following natural catastrophes and other uncontrollable circumstances, and they face additional vulnerabilities including financial difficulties that could constrain their operational capabilities. Such adverse consequences present heightened risks in situations where the Company depends on a limited number of suppliers - typically one or two - for specific service categories.

EXPANSION RISK

The Company's global strategy involves licensing and money-transmission approvals in emerging markets such as Mexico and Guatemala. Political or regulatory changes, currency controls, and banking partners limitations in these regions could delay or restrict rollout.

INTELLECTUAL PROPERTY

The Company currently holds no intellectual property rights, including patents, trademarks, copyrights, or trade secrets, which creates significant competitive disadvantages and business risks. Without proprietary intellectual property protection, the Company cannot prevent competitors from copying, replicating, or improving upon its technology, products, services, or business methods, potentially eliminating any competitive advantages the Company may currently possess. The absence of patent protection means that larger, well-funded competitors can freely adopt the Company's innovations and technological approaches without legal consequence, while their own patent portfolios may prevent the Company from implementing certain features or functionalities. The lack of trademark protection for the Company's brand, product names, or service marks exposes the business to potential confusion in the marketplace and makes it difficult to build distinctive brand recognition or prevent competitors from using similar branding that could dilute market position. Without trade secret protections, the Company's proprietary information, including customer data analysis methods, operational procedures, and business strategies, may be vulnerable to misappropriation by employees, contractors, or competitors. The Company's inability to license intellectual property to generate additional revenue streams or use intellectual property as collateral for financing further limits strategic options and potential sources of capital. As the Company operates in the highly competitive fintech and messaging technology sectors where intellectual property protection is typically crucial for maintaining market position, the lack of any proprietary rights may make it extremely difficult to attract investors, partners, or customers who value innovation protection, and may ultimately prevent the Company from achieving sustainable competitive advantages or long-term business success.

OPERATING HISTORY

The Company has limited operating history upon which investors can evaluate performance. The company is still in an early phase and just beginning to implement its business plan. There can be no assurance that the Company will ever operate profitably. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies.

CAPITAL REQUIREMENTS

The amount of capital the Company is attempting to raise in its offerings may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the company may need to procure funds in addition to the amount raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all.

BUSINESS EXPANSION

The Company may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, the Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.

SERVICE INTERRUPTIONS

Service interruptions or delays in providing services could cause the company's business to suffer. Interruptions or delays in the services provided by internet service providers could impair the delivery of the company's products and the business could suffer.

KEY PERSONNEL

The Company's success depends on the experience and skill of its executive officers and key personnel. The Company is dependent on executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The Company does not have any key person life insurance policies on any such people.

TALENT ACQUISITION

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to the Company's success. The Company faces intense competition for personnel, making recruitment time-consuming and expensive.

SCALABILITY ISSUES

The Company's ability to support a growing user base and increased transaction volume will depend on its capacity to scale its technology, infrastructure, and operations. Scaling efforts may require additional investment in engineering, customer support, compliance systems, and third-party integrations. If the Company is unable to scale efficiently or experiences delays in expanding its infrastructure, the performance of the platform could be affected, which may adversely impact user adoption, revenue, and operating results.

MARKETING EFFECTIVENESS

Failure to effectively develop and expand sales and marketing capabilities could harm the Company's ability to increase its customer base and achieve broader market acceptance of products.

REPUTATION RISK

Damage to the company's reputation could negatively impact business, financial condition and results of operations. The company's reputation and the quality of its brand are critical to business and success in existing markets, and will be critical to success as the company enters new markets.

CYBERSECURITY THREATS

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions. The Company may face advanced and persistent attacks on information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to operations.

DATA BREACHES

Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

PRIVACY REGULATION

The use of individually identifiable data by the Company's business, business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways.

FINANCIAL CONTROLS

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002.

REGULATORY COMPLIANCE

The Company operates in a regulated environment, and if found to be in violation of any of the federal, state, or local laws or regulations applicable, the business could suffer.

LEGAL CHANGES

Changes in federal, state or local laws and government regulation could adversely impact the company's business. The company is subject to legislation and regulation at the federal, state and local levels.

EMPLOYMENT LAW

Changes in employment laws or regulation could harm the company's performance. Various federal and state labor laws govern the company's relationship with employees and affect operating costs.

STATE AND FEDERAL SECURITIES LAWS ARE COMPLEX, AND THE COMPANY COULD POTENTIALLY BE FOUND TO HAVE NOT COMPLIED WITH ALL RELEVANT STATE AND FEDERAL SECURITIES LAW IN PRIOR OFFERINGS OF SECURITIES

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to your Securities

BROKER-DEALER PREFERENTIAL TERMS AND DISPARATE INVESTOR TREATMENT

The Company may engage one or more broker-dealers in connection with this Offering, and such broker-dealers may negotiate and offer materially different and more favorable terms to certain investors than the terms described in this Memorandum. These preferential terms may include, but are not limited to, lower effective prices per share, higher bonus share percentages, enhanced liquidity rights, information rights, anti-dilution protections, or other economic or governance terms not available to investors who subscribe directly through the Company. As a result, investors accessing this Offering through different channels may receive substantially different economic treatment for the same class of securities, meaning that some investors may pay significantly more per share or receive fewer total shares for the same dollar investment than other investors in the same offering. The Company has no obligation to disclose to any investor what terms have been offered to or negotiated by other investors, creating information asymmetry where investors cannot determine whether they are receiving competitive terms relative to other participants in the Offering. This differential treatment means that investors who obtain more favorable terms will achieve better returns on investment and experience less dilution than other investors, even though all investors are purchasing the same class of securities in the same offering. The Company and its broker-dealers have sole discretion to determine which investors receive preferential terms, and such decisions may be based on investment size, investor relationships, negotiating leverage, or other factors. Investors should assume that other participants in this Offering may be receiving substantially better terms and that the terms offered in this Memorandum may not represent the most favorable terms available. This disparate treatment may result in certain investors receiving materially superior investment returns while other investors bear disproportionate dilution and economic disadvantage, with no recourse or right to renegotiate terms after discovering that more favorable terms were available to others.

TOTAL LOSS

An investment in the company's securities could result in a loss of an investor's entire investment. An investment in the company's securities offered in this offering involves a high degree of risk and investors should not purchase the securities if they cannot afford the loss of their entire investment. Investors may not be able to liquidate their investment for any reason in the near future.

NO PROTECTIONS

The securities in this offering have no protective provisions. As such, investors will not be afforded protection, by any provision of the securities or as a shareholder, in the event of a transaction that may adversely affect them, including a reorganization, restructuring, merger or other similar transaction involving the company. If there is a liquidation event, or change of control for the company, the securities being offered do not provide investors with any protection.

INFORMATION ACCESS

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the company or to receive financial or other information from the company, other than as required by law. Other security holders of the company may have such rights.

ARBITRARY PRICING

The Company's valuation and offering price have been established internally and are difficult to assess. The offering price was not established in a competitive market. The company has arbitrarily set the price of the securities with reference to the general status of the securities market and other relevant factors. The offering price for the securities should not be considered an indication of the actual value of the securities and is not based on the company's asset value, net worth, revenues or other established criteria of value. The company has set the price of its Common Stock at $1 per share. Valuations for companies at this stage are generally purely speculative. The company's valuation has not been validated by any independent third party and may decrease precipitously in the future.

NO RETURN GUARANTEE

There is no guarantee of a return on an investor's investment. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

INTEGRATION OF MULTIPLE OFFERINGS

The Company has conducted multiple securities offerings in close temporal proximity under different exemptions. The Company intends to conduct additional concurrent and future offerings under various exemptions. Under the SEC's integration doctrine, multiple securities transactions may be integrated and treated as a single offering for purposes of determining whether an exemption from registration is available. If the SEC, a court, or state securities regulators determine that the offerings should be integrated, the combined offering may fail to meet the requirements of any single exemption, resulting in violations of federal and state registration requirements. The Company does not maintain insurance covering securities law violations and has limited financial resources to defend against regulatory inquiries or satisfy rescission claims, meaning all losses would be borne by the Company and remaining investors, potentially resulting in total loss of investment.

PRIOR LITIGATION; MARKETING AND COMMUNICATION COMPLIANCE RISK

The Company faces ongoing risks related to its marketing and communication practices, as demonstrated by recent litigation. In December 2024, the Company was subject to litigation in Everett v. Technology Holdings North America Inc., filed in Bibb County, Georgia courts, regarding allegations that the Company sent marketing SMS messages without proper consent. While the plaintiff ultimately dismissed the case voluntarily after the Company presented evidence of valid consent, this litigation highlights the significant compliance risks associated with the Company's marketing communications and messaging platform operations. The Company's core business model involves messaging and communication services, making it particularly vulnerable to claims under the Telephone Consumer Protection Act (TCPA), CAN-SPAM Act, and similar federal and state regulations governing electronic communications and marketing practices. Future litigation of this nature could result in substantial monetary damages, including statutory damages that can range from hundreds to thousands of dollars per violation, class action lawsuits that could involve millions of potential recipients, and costly legal defense expenses. Regulatory violations related to messaging consent, marketing communications, or user privacy could also result in enforcement actions by federal agencies such as the Federal Communications Commission (FCC) or Federal Trade Commission (FTC), leading to significant fines, operational restrictions, or consent decrees that could materially impact the Company's business operations. As the Company scales its user base and implements payment functionality within its messaging platform, the volume and complexity of user communications will increase substantially, heightening the risk of inadvertent compliance violations and associated legal exposure that could materially harm the Company's financial condition and reputation.

Capital Structure of the Company

Securities of the Company

As of December 31, 2025, the Company had 497,252,550 shares of Class A Voting Common Stock and 44,337,550 shares of Class B Non-Voting Common Stock outstanding, along with SAFE notes representing $510,261 at a valuation cap of $40,000,000 and $1,763,512 at a valuation cap of $149,000,000.

The Company is actively engaged in the sale of its shares of common stock, and the number of issued shares of common stock is subject to change.

CLASS A VOTING COMMON STOCK

The Company has authorized 500,000,000 shares of Class A Voting Common Stock with a par value of $0.00001 per share. Holders of shares of Class A Voting Common Stock of the Company may vote their shares on matters put forth to a vote by the stockholders, with one share representing one vote. As of the date of this Form C-AR there were 497,252,550 shares of Class A Voting Common Stock outstanding.

Holders of shares of Class A Voting Common Stock shall have identical rights as holders of shares of Class B Non-Voting Common Stock with respect to dividends and consideration received upon the consolidation of the Company into another entity. Furthermore, any split, subdivision, or combination of shares of Class A Voting Common Stock shall be made in the same manner, proportionately, and on the same basis as shares of Class B Non-Voting Common Stock.

The voting, dividend, and liquidation rights of the holders of shares of Class A Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of shares of Preferred Stock.

CLASS B NON-VOTING COMMON STOCK

The Company has authorized 200,000,000 shares of Class B Non-Voting Common Stock with a par value of $0.00001 per share. Holders of shares of Class B Non-Voting Common Stock of the Company may not vote their shares on matters put forth to a vote by the stockholders. Otherwise, the remaining rights of the Class B Non-Voting Common Stock are identical to those of the Class A Voting Common Stock. As of the date of this Form C-AR, there were 44,337,398 shares of Class B Non-Voting Common Stock outstanding.

Holders of shares of Class B Non-Voting Common Stock shall have identical rights as holders of shares of Class A Voting Common Stock with respect to dividends and consideration received upon the consolidation of the Company into another entity. Furthermore, any split, subdivision, or combination of shares of Class B Non-Voting Common Stock shall be made in the same manner, proportionately, and on the same basis as shares of Class A Voting Common Stock.

The voting, dividend, and liquidation rights of the holders of shares of Class B Non-Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of shares of Preferred Stock.

PREFERRED STOCK

The Company has authorized 10,000,000 shares of Preferred Stock with a par value of $0.00001 per share. The Board of Directors of the Company may authorize and issue one or more classes or series of Preferred Stock. As of the date of this Form C-AR, there were no shares of Preferred Stock outstanding.

"SAFE" NOTES

The Company previously had offered notes in the form of simple agreements for future equity ("SAFE" notes, or "SAFEs"). As of the date of this Form C-AR, there were $510,261 worth of SAFEs held by 200 persons issued at a valuation cap of $40,000,000 and $1,764,512 worth of SAFEs held by 893 persons issued at a valuation cap of $149,000,000.

Holders of SAFE notes do not possess voting rights by nature of holding a SAFE note. Upon the conversion of a SAFE note into Class A Voting Common Stock or Class B Non-Voting Common Stock, the stockholder would possess the same rights as the other stockholders of Class A Voting Common Stock or Class B Non-Voting Common Stock, depending on which class the SAFE note converted to.

NO PREEMPTIVE RIGHTS

No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock, except to the extent that the Board of Directors of the Company determines through a written resolution.

LIQUIDATION

Upon liquidation, dissolution or winding up of the Company, the holders of shares of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company.

In the case of any distribution or payment in respect of the shares of common stock upon the consolidation or merger of the Company, such distribution or payment shall be made ratably on a per share basis among the holders of the shares of common stock.

MODIFICATION OF RIGHTS OF SECURITIES

Modification of the rights of the shares of common stock may be made by a majority vote of holders of the outstanding shares of Class A Voting Common Stock. Purchasers of the Company's securities may not have any influence in the direction of the Company and future prospects of its business.

FORUM SELECTION CLAUSE

Unless the Company consents in writing to the selection of another forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for certain claims brought against the Company, including: (i) derivative suits brought on behalf of the Company; (ii) claims asserting a breach of a fiduciary duty owed to the Company by any director, officer, or employee of the Company; (iii) actions arising pursuant to provisions of the Delaware General Corporation Law; and (iv) actions asserting a claim governed by the internal affairs doctrine.

STOCK SPLIT

The Company has effected multiple stock splits in its history.

The Company effected a 5,000:1 stock split in March 2023 and created additional classes of capital stock, including Class A Voting Common Stock and Class B Non-Voting Common Stock. All outstanding shares of Common Stock as of this stock split were converted into Class A Voting Common Stock. Furthermore, in November 2023, the Company increased its authorized shares of Common Stock and effected a 3:1 stock split for all outstanding Class A Voting Common Stock.

On May 26, 2024, the Company filed its Third Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware. Upon making this filing, the holders of shares of Class A Voting Common Stock were automatically granted 3.312462611 shares of Class A Voting Common Stock for each one (1) share of Class A Voting Common Stock held. At the same time, the holders of shares of Class B Non-Voting Common Stock were automatically granted 3.312462611 shares of Class B Non-Voting Common Stock for each one (1) share of Class B Non-Voting Common Stock held. This represented a 3.312462611:1 stock split.

DILUTION

The Company intends to offer additional shares of its securities for sale to raise capital in the future. Current stockholders would be diluted by the issuance of new shares of securities by the Company, and their overall pro-rata ownership of the Company would decrease.

LIMITATION OF LIABILITY

To the fullest extent permitted by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director.

INDEMNIFICATION

The Company shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law, against all liability and loss suffered and expenses (including attorney's fees) reasonably incurred by covered persons who were made a party to, or threatened to be made a party to, civil, criminal, administrative, or investigative proceedings, by reason of the fact that such covered person was a director or officer of the Company or was a legal representative of a director of officer of the Company.

Valuation of Securities

The Company has established a valuation of $520,000,000, which was determined arbitrarily by the Company's management without any independent third-party appraisal, market-based analysis, or established valuation methodology. This valuation does not reflect any arm's length negotiation, comparable company analysis, discounted cash flow analysis, or other generally accepted valuation criteria, and prospective investors should not rely on this valuation as an indication of the Company's actual worth or fair market value.

Investors should assume that the actual value of the Company and their investment may be zero or substantially less than the stated valuation. The $520,000,000 valuation is aspirational only and does not represent fair market value, liquidation value, or any other recognized measure of enterprise value.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Outstanding Indebtedness

The Company has no outstanding debt. However, the Company has significant deferred revenue that represents prepayments by its customers for goods and services that have yet to be delivered. Deferred revenue is a liability on the balance sheet of the Company.

Exempt Offerings of the Company

FIRST REGULATION CF OFFERING – JULY 7, 2023

On June 7, 2023, the Company launched a Regulation CF offering by filing a Form C with the United States Securities and Exchange Commission ("SEC"). The Company offered SAFEs through the offering and successfully raised $510,261, which represented 200 investors and 6,439,746 shares. The proceeds raised were used for product development and general working capital.

FIRST REGULATION D OFFERING – SEPTEMBER 1, 2023

On September 1, 2023, the Company launched a Regulation D offering, relying on the 506(b) exemption. The Company filed a Form D with the SEC on December 13, 2023. The Company offered shares of Class B Non-Voting Common Stock through the offering and successfully raised $8,829,784.35, which represented 16,155,649 shares. The proceeds raised were used for product development and general working capital.

SECOND REGULATION CF OFFERING – DECEMBER 22, 2023

On December 22, 2023, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered SAFEs through the offering and successfully raised $1,764,512, which represented 889 investors and 6,067,195 shares. The proceeds raised were used for product development and general working capital.

SECOND REGULATION D OFFERING – FEBRUARY 12, 2026

On February 12, 2026, the Company launched its second Regulation D offering by filing a Form D with the SEC. The Company is offering shares of Class B Non-Voting Common Stock through the offering and intends to raise $50,000,000, representing 50,000,000 shares of Class B Non-Voting Common Stock. As of the date of this Form C-AR, $151,000 proceeds have been raised, representing 206,000 shares of Class B Non-Voting Common Stock. The proceeds raised will be used for product research & development, marketing, operations, general working capital, and compliance, licensing, and legal expenses.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

SPECIFIED PERSON	RELATIONSHIP TO ISSUER	NATURE OF INTEREST IN TRANSACTION	AMOUNT OF INTEREST
Attix Inc. (Carlos Cruz)	Carlos Cruz is the Director and Chief Executive Officer of the Company and the beneficial owner of 100% of the Company's outstanding voting equity securities. Carlos Cruz is also the sole owner of Attix Inc.	Attix provided marketing services including brand strategy, digital marketing, content creation and user acquisition campaigns.	$391,000
Attix APAC Pte Ltd (Carlos Cruz)	Carlos Cruz is the Director and Chief Executive Officer of the Company and the beneficial owner of 100% of the Company's outstanding voting equity securities. Carlos Cruz is also the beneficial owner of Attix APAC Pte Ltd, which is a wholly owned subsidiary of Attix Inc.	Attix APAC Pte Ltd provided information technology (IT) and software development services for core development work on the Company's platform.	$0

Attix Inc. is a primary vendor of the Company that provides marketing and back-end office services, including brand strategy guidance, digital marketing, content creation, and user acquisition campaigns. Attix APAC Pte Ltd is also a vendor of the Company that provides provided information technology (IT) and software development services for core development work on developing and administering Company's platform. Attix Inc. and Attix APAC Pte Ltd are affiliates of the Company.

Attix Inc. is owned and operated by Carlos Cruz, while Attix APAC Pte Ltd is a wholly owned subsidiary of Attix Inc. Carlos Cruz serves as the Director and Chief Executive Officer of the Company and holds 100% of the Company's outstanding voting equity securities. As a result, Carlos Cruz has a direct and material financial interest in all transactions between the Company and Attix Inc. and between the Company and Attix APAC Pte Ltd.

During the fiscal year ended December 31, 2025, the Company paid approximately $391,000 to Attix Inc. in connection with services rendered. Furthermore, Attix Inc. loaned $365,158 to the Company between October 2025 and December 2025, at an interest rate of 3.56% and repayable on demand of Attix Inc. The Company also received $18,000 from Attix Inc. to fund a retainer for corporate legal fees unrelated to any litigation.

The terms of the arrangement between the Company and these affiliates were not the result of arm's-length negotiation and may not reflect the terms that the Company could obtain from an unaffiliated third-party vendor offering comparable services. The Company has not obtained independent valuations or fairness opinions with respect to any transactions with these affiliates. There is no guarantee that the services provided by these affiliates are being procured at market rates, and the Company's financial results could be adversely affected if the terms of this arrangement are less favorable than those available in the open market. Investors should be aware that this related-party arrangement creates a potential conflict of interest and that, because the Company's board of directors consists solely of Carlos Cruz, there is no independent oversight mechanism to review or approve transactions between the Company and its affiliates.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, incorporated in Delaware on May 20, 2022, has limited operational history. The following figures are on a consolidated basis with the Company's subsidiary Vama Int Pte. Ltd.

Current Condition and Historical Results

LIQUIDITY AND CAPITAL RESOURCES

The proceeds raised by the Company through sales of its securities are essential to its continued operations and have a direct and material impact on its liquidity. As of December 31, 2025, the Company held cash and cash equivalents of $39,467, a decrease of approximately 97% from $1,231,087 at December 31, 2024. The Company has recorded no revenue to date, and its operations have been funded entirely through investor capital contributions rather than debt financing or operating cash flows. The proceeds from the Company's current and future securities offerings are therefore necessary to the viability of the business: without continued access to investor capital, the Company would be unable to fund its ongoing product development, regulatory compliance, marketing, and general operating expenses. Based on the Company's current cash position and operating expense trajectory-including a net loss of $6,251,329 in 2025-management anticipates that available cash will be consumed within the near term, and the Company will require additional capital contributions to sustain operations beyond the short term. The Company intends to raise up to $50,000,000 through its second Regulation D offering launched in February 2026, the proceeds of which are expected to fund product research and development, marketing, operations, general working capital, and compliance, licensing, and legal expenses. Other than the proceeds of its securities offerings, the Company does not currently have access to lines of credit, revolving credit facilities, or committed contributions from shareholders. There can be no assurance that the Company will be able to raise sufficient additional capital on acceptable terms, or at all, and the failure to do so could materially and adversely affect the Company's ability to continue as a going concern.

RESULTS OF OPERATIONS

For the fiscal year ended December 31, 2025, the Company's total assets decreased to $93,289 from $1,405,342 as of December 31, 2024, a reduction of $1,312,053, or approximately 93%. The Company attributes this decrease primarily to the depletion of cash and cash equivalents used to fund operating expenses.

Cash and cash equivalents decreased to $39,467 as of December 31, 2025 from $1,231,087 as of December 31, 2024, a reduction of $1,191,620, or approximately 97%. The Company attributes this decrease primarily to cash used to fund operating expenses, vendor payments, and general working capital in the absence of revenue.

The Company recorded no revenue for the fiscal year ended December 31, 2025, consistent with the prior year. The Company has not generated revenue in either 2024 or 2025, as its core product remains in development and has not yet been brought to market on a commercial basis.

The Company recorded a net loss of $6,251,329 for the fiscal year ended December 31, 2025, compared to a net loss of $4,334,803 for the fiscal year ended December 31, 2024, representing an increase in net loss of $1,916,526, or approximately 44%. The increase in net loss is primarily attributable to increased operating expenses related to product development, marketing, regulatory compliance, and vendor costs.

MATERIAL CHANGES AND TRENDS SINCE DECEMBER 31, 2025

The Company does not believe that there are any material changes and trends since December 31, 2025 to report.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2025 UNAUDITED)	PRIOR FISCAL YEAR-END (2024 UNAUDITED)
Total Assets:	$93,289	$1,405,342
Cash & Cash Equivalents:	$39,467	$1,231,087

Accounts Receivable:	–	–
Short-term Debt:	$187,471	$156,425
Long-term Debt:	–	–
Revenues/Sales:	–	–
Cost of Goods Sold:	–	–
Taxes Paid:	–	–
Net Income/(Net Loss):	$(6,251,329)	$(4,334,803)

The financial statements provided by the Company have been certified by the CEO of the Company but have not been reviewed or audited by a certified public accountant independent of the Company.

See Appendix 1 – Financial Statements.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Ongoing Reporting Requirement

The Company failed to file a Form C-AR annual report for the period ended December 31, 2023. The Company intends to remedy this failure through the filing of a Form C-AR annual report for this period in the future.

Additional Material Information

The Company does not have any additional material information to disclose.

Legal Proceedings

The Company is currently a defendant in several pending employment-related legal proceedings. These matters include claims by former employees and, in certain instances, current employees, alleging, among other things, wrongful termination, breach of employment contract, unpaid wages and compensation, and/or violations of applicable federal and state employment laws. The Company disputes the allegations in each of these matters and intends to defend itself vigorously. While the Company believes that it has meritorious defenses to the claims asserted in each proceeding, the outcomes of litigation are inherently uncertain, and the Company is unable to predict the ultimate resolution of these matters or the range of potential loss, if any, at this time. Depending on the outcome of one or more of these proceedings, the Company could be subject to monetary damages, injunctive relief, or other remedies that could have a material adverse effect on its business, financial condition, and results of operations. The Company will incur legal fees and other costs in connection with the defense of these matters, regardless of outcome, which may be significant.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TECHNOLOGY HOLDINGS NORTH AMERICA INC.

By

s/Carlos Cruz

CARLOS CRUZ

DIRECTOR, CHIEF EXECUTIVE OFFICER, AND FOUNDER, ALSO SIGNING AS PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

s/Carlos Cruz

CARLOS CRUZ

DIRECTOR, CHIEF EXECUTIVE OFFICER, AND FOUNDER, ALSO SIGNING AS PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026

Appendix 1 – Financial Statements

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
(THE "COMPANY") A DELAWARE CORPORATION
(DBA VAMA)

CONSOLIDATED FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2025
(Unaudited)

(Expressed in United States Dollars)

Technology Holdings North America Inc.

INDEX TO FINANCIAL STATEMENTS

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
BALANCE SHEET

As of	(Unaudited) Dec-25	(Audited) Dec-24
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	39,467	1,231,087
Prepayment	22,579	35,979
Other Receivable	16,000	34,058
Total current assets	78,046	1,301,124
Other Assets:		
Right of Use Assets, Net of Amortization	15,243	104,218
Total other assets	15,243	104,218
Total assets	93,289	1,405,342
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	12,120	7,500
Due to Related Party	-	11,239
Due to Director	3,118	8,118
Accrued Expenses	36,011	2,700
Accrued Payroll	90,312	33,893
Other Payables	30,000	-
Operating Lease Liability, Short-Term	15,910	92,975
Total current liabilities	187,471	156,425
Long-Term Liabilities:		
Operating Lease Liability, Long-Term	-	15,910
Total Long-Term liabilities	-	15,910
Total liabilities	187,471	172,335
STOCKHOLDERS EQUITY		
Common Stock	53,532	51,594
Additional Paid In Capital, Net of Offering Costs	10,718,612	4,041,515
Future Equity Obligations (SAFE Notes), Net of Offering Costs	-	1,754,894
Subscription Receivable	(1,000)	(1,000)
Accumulated Deficit	(10,865,326)	(4,613,996)
Total stockholders' equity	(94,182)	1,233,007
Total liabilities and stockholders' equity	93,289	1,405,342

See accompanying notes to financial statements.

1

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
STATEMENT OF OPERATIONS

	(Unaudited) January 1, 2025 to December 31, 2025	(Audited) January 1, 2024 to December 31, 2024
(USD $ In Dollars)		
Net revenue	$ -	$ -
Operating expenses		
Advertising and Marketing	658,968	954,462
Legal and Professional	334,639	402,033
Selling, General and Administrative	5,641,008	2,979,649
Total operating expenses	6,634,615	4,336,144
Operating Income/(loss)	(6,634,615)	(4,336,144)
Other Loss/(Income)	(383,286)	(1,341)
Income/(Loss) before provision for Income taxes	(6,251,329)	(4,334,803)
Provision/(Benefit) for Income taxes	-	-
Net income/(Net Loss)	(6,251,329)	(4,334,803)

See accompanying notes to financial statements.

Technology Holdings North America Inc.
Statement of Changes in Stockholders' Equity

(In , $US)	Class A Voting Common Stock, Net of Offering Costs and Discounts		Class B Non-Voting Common Stock, Net of Offering Costs and Discounts		SAFE Notes, Net of Offering Costs	Additional Paid-In Capital, Net of Offering Costs and Discounts	Subscription Receivable	Retained Earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount					
Balance—January 1, 2024	150,000,000	$ 15,999	428,450	$ 43	$ 464,296	$ 317,708	$ (1,000)	$ (265,100)	$ 531,946
Issuance of Stock	-	-	5,897,987	590	-	3,723,807	-	-	3,724,397
Stock Split: 1:3.312462611	346,869,392	34,687	2,756,566	276	-	-	-	-	34,963
Issuance of SAFEs	-	-	-	-	1,290,598	-	-	-	1,290,598
Consolidation adjustment	-	-	-	-	-	-	-	(14,093)	(14,093)
Net Income/(loss)	-	-	-	-	-	-	-	(4,334,803)	(4,334,803)
Balance—December 31, 2024	496,869,392	50,686	9,083,003	908	1,754,894	4,041,515	(1,000)	(4,613,996)	1,233,007
Issuance of Stock	-	-	6,926,959	(693)	-	4,624,504	-	-	4,623,811
Issuance of SAFEs	-	-	-	-	300,330	-	-	-	300,330
Consolidation adjustment								(2)	(2)
Conversion of SAFES	-	-	12,450,691	1,245	(2,055,224)	2,053,979	-	-	-
Net Income/(loss)	-	-	-	-	-	-	-	(6,251,329)	(6,251,329)
Balance—December 31, 2025	496,869,392	$ 50,686	28,460,653	$ 1,461	$ 0	$ 10,719,998	$ (1,000)	$ (10,865,327)	$ (94,182)

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
STATEMENT OF CASH FLOWS

As of (USD $ in Dollars)	(Unaudited) December 31, 2025	(Audited) December 31, 2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	(6,251,329)	(4,334,803)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of ROU Assets	88,975	71,022
Interest on lease liabilities	3,025	5,645
Consolidation Adjustments	(1)	(14,094)
Changes in operating assets and liabilities:		
Other Receivable	18,058	(3,100)
Accounts Payable	4,620	7,500
Due to Related Party	(11,239)	11,239
Due to Director	(5,000)	8,118
Other Payables	30,000	-
Prepayment	13,400	(35,979)
Accrued Expenses	33,311	(50,549)
Accrued Payroll	56,419	29,287
Net cash provided/(used) by operating activities	(6,019,761)	(4,305,714)
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Class B Non-Voting Common Stock	4,623,811	3,759,359
Proceeds from SAFE Notes	300,330	1,290,598
Right-of-Use Lease, Operating Lease	(96,000)	(72,000)
Net cash provided/(used) by financing activities	4,828,141	4,977,957
Change in cash	(1,191,620)	672,243
Cash—beginning of year	1,231,087	558,844
Cash—end of year	$ 39,467	$ 1,231,087
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Right of Use Assets Obtained for a Lease Liability	$ 175,240	$ 175,240
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

1.   ORGANIZATION AND NATURE OF ACTIVITIES

Technology Holdings North America, Inc. dba. Vama was incorporated on May 20, 2022, in the state of Delaware. The corporation possesses a fully owned subsidiary known as Vama Int Pte Ltd, established on November 9, 2021, in Singapore. The consolidated financial statements of Technology Holdings North America Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Vama's vision is to provide a simple, secure, and convenient way for users to communicate and transact with each other using a single application. By integrating payments into the chat platform, users can easily and securely send money to each other without the need for multiple apps or complicated processes. This would not only save users time and effort but also provide a more streamlined and cohesive experience. In addition to payments, Vama's chat platform would provide a secure and private way for users to communicate with each other. Strong encryption and other security measures would be implemented to protect user data and privacy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 3,1 2025, and December 31, 2024, the Company's cash and cash equivalents exceeded FDIC-insured limits by $0 and $981,066 respectively.

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company revenue model is primarily based on transaction fees for payments made through the platform. When a user sends money to another user through Vama, the app will charge a small fee on the transaction, which is a percentage of the total amount sent.

Income Taxes

Technology Holdings North America, Inc. dba. Vama is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

Technology Holdings North America Inc.

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $649,968 and $954,462, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 13, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaids refer to prepaid expenses, while other receivables primarily comprise security deposits. Accounts payable consist primarily of trade payables while other liabilities refer to accrued expenses and accrued payroll.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Voting Common Stock

The Company is authorized to issue 500,000,000 shares of Class A Voting Common Shares with a $0.0001 par value. As of December 31, 2025, and December 31, 2024, 496,869,392 and 496,869,392 shares of Class A Voting Common Stock have been issued and are outstanding.

Class B Non-Voting Common Stock

The Company is authorized to issue 200,000,000 shares of Class B Non-Voting Common Shares with a $0.0001 par value. As of December 31, 2025, and December 31, 2024, 28,460,653 and 9,083,003 shares of Class B Voting Common Stock have been issued and are outstanding.

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2025, and December 31, 2024, the Company has outstanding SAFEs amounting to $0 and $1,754,894, respectively and all of it has been converted to Class B Non-Voting Common Stock. The SAFE agreements grant investors the right to future equity in the same class and the series of shares sold during the financing event. The number of shares the investor receives will be determined as follows:

-   If the Company's pre-money valuation immediately prior to this financing event is greater than the Valuation Cap (the Valuation Cap is set at US$40M and US$149M), the investor receives shares equal to the SAFE Purchase Price divided by the price per share calculated using the Valuation Cap.

-   If the Company's pre-money valuation immediately prior to this financing event is less than or equal to the applicable Valuation Cap, the investor receives shares equal to the SAFE Purchase Price divided by the lowest price-per-share of the equity securities sold during the financing event.

Alternatively, upon the occurrence of a liquidity event, the SAFE agreements provide investors with the option to either (subject to certain exclusions set forth in the SAFE agreements):

-   Receive a portion of the cash proceeds equal to the SAFE Purchase Price, or

-   Automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained by dividing the Valuation Cap of $40M by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements.

The SAFE agreements primarily exhibit characteristics of equity. The absence of an unconditional obligation to transfer assets, the lack of a maturity date, and the primary feature of converting into equity all support the classification of these instruments as equity and the Company has recorded these instruments as equity.

5. **LEASES**

The Company rents business offices. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term and weighted average discount rate as of December 31, 2025, are 2 months and 4.54% respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2025, are as follows:

	December 31, 2025
2026	$ 16,000
2027	-
2028	-
2029	-
2030	-
Thereafter	-
	16,000
Less: present value discounts	(90)
Total	$ 15,910

8

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

	2025	2024
Net Operating Loss	$ (1,766,000)	$ (1,223,688)
Valuation Allowance	1,766,000	1,223,688
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2025, and December 31, 2024, are as follows:

	2025	2024
Net Operating Loss	$ (3,064,579)	$ (1,298,579)
Valuation Allowance	3,064,579	1,298,579
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2025, and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had a federal cumulative net operating loss ("NOL") carryforward of $10,848,068. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The Company's founder is the founding member of two (2) other entities: Technology Services Group Pte Ltd ("TSG")

TECHNOLOGY HOLDINGS NORTH AMERICA INC.
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

and Attix Inc ("Attix"). Throughout 2025 and 2024, TSG provided IT and software development services in the total amount of $388,450 and $1,010,000, respectively, and SB provided marketing services in exchange for $0 and $616,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, and December 31, 2024 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through January 13, 2026, which is the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $6,251,329, an accumulated deficit of $10,865,326, an operating cash outflow of $6,019,760, and liquid assets in cash of $39,467. The Company's situation raises substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

Appendix 2 – Officer Certification

I, Carlos Cruz, certify that the financial statements of Technology Holdings North America Inc. included in this Form are true and complete in all material respects.

s/Carlos Cruz

CARLOS CRUZ

DIRECTOR, CHIEF EXECUTIVE OFFICER, AND FOUNDER, ALSO SIGNING AS PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026